SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESS COMMUNICATION GROUP IN SOUTH AMERICA, REPORTS SECOND QUARTER 2003 RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

INVESTOR RELATIONS OFFICER:	Luis André Carpintero Blanco

Brasília – Brazil, July 24, 2003 – Tele Centro Oeste Celular Participações S.A. – TCO (BOVESPA: TCOC3 (Common), TCOC4 (Preferred); NYSE: TRO), part of Vivo, the largest cellular telephone group in South America, announced today its consolidated results for the second quarter 2003. The closing prices at July 24, 2003 were: TCOC3: R$ 14.30 / 1,000 shares, TCOC4: R$ 5.65 / 1,000 shares and TRO: US$ 5.88 / ADR (1 ADR = 3,000 preferred shares). TCO is the holding company that controls six cellular operators – Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. – and a Company that provides IP (Internet Protocol) data services - TCO IP. TCO operates in the Federal District and in 11 Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, in 5.8 million km2 of territory and 31.2 million inhabitants, representing 18% of the Brazilian population.
Financial and operating information contained in this press release, except where otherwise stated, is presented in accordance with Brazilian Corporate Law on a consolidated basis. Dollar figures are provided for the reader’s convenience at the June 30, 2003 exchange rate of R$ 2.8720 per US dollar. For comparison purposes, we continue to refer to Region I (“B” Band) and II (“A” Band) of the Authorization Term of Personal Communication Services (PCS), as Area 8 and Area 7, respectively.

HIGHLIGHTS

Tele Centro Oeste Celular
R$ million	2Q03	1Q03	Δ%	2Q02	Δ%
Net Operating Revenue	488.7	413.1	18.3%	386.4	26.5%
Net operating revenues from telecommunication services	421.2	375.7	12.1%	325.7	29.3%
Net operating revenues from sales of merchandise	67.6	37.4	80.7%	60.7	11.4%
Total Operating Cost	(291.4)	(251.3)	16.0%	(233.2)	25.0%
EBITDA	197.3	161.8	22.0%	153.2	28.8%
EBITDA margin (%)	40.4%	39.2%	1.2p.p.	39.7%	0.7p.p.
EBIT	148.4	115.2	28.9%	115.2	28.8%
Net income	119.9	92.2	30.1%	89.3	34.2%
Earnings per 1,000 shares (R$)	0.32	0.24	30.0%	0.24	34.3%
Earnings per ADR (R$)	0.95	0.73	30.0%	0.75	34.3%
Number of shares (billion)	379.2	379.2	-	379.2	-
CAPEX (accumulated)	70	31	na	78	na
CAPEX as % of revenues	8.0%	7.5%	0.5p.p.	10.2%	-2.2p.p.
Operating Cash Flow	158.4	130.8	21.1%	117.8	34.5%

Subscribers (thousand)	3,330	3,178	4.8%	2,700	23.3%

Postpaid	892	860	3.7%	748	19.2%
Prepaid	2,438	2,318	5.2%	1,952	24.9%
SAC	123	147	-16.3%	104	18.3%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Earning before interest and taxes.
Operating Cash Flow = EBITDA - CAPEX.
SAC = Subscriber Acquisition Cost = (70% marketing expenses + dealers expenses + handset subsidies)/gross additions.
Columns may not add up due to rounding.

Basis of Presentation

The evaluation method for certain performance indicators has been changed to be compatible with the criteria used by other Vivo operators. Historical information was adjusted accordingly for comparison purposes:
- Churn: will now be calculated as (disconnections / average number of clients in the period). Previously, churn rate was equal to (disconnections / (average number of clients in the beginning of the quarter + gross additions in the quarter)).
- ARPU: adjusted based on the reclassification of FUST and Funttel taxes from the revenue line to operating expenses.
- SAC: marketing expenses percentage has been lowered from 100% to 70% and no longer includes Fistel tax as previously.

In 2Q02, Gross Operating Revenues, Net Operating Revenues and Totaled Cost of Services, R$ 482.5 million, R$ 386.4 million and R$ 69.3 million, respectively (Press Release table 1), do not match the ITR income statement (table 01.01), due to accounting reclassifications.

For comparison purposes the historical information regarding Net Operating Revenue, Operating Expenses and EBITDA margin were adjusted due to the reclassification of FUST and Funttel taxes from deductions of revenues to operating expenses.

Employee profit sharing is now accounted for as an operating expense, which was also reflected in the 2Q02 figures for comparison purposes.

VIVO

The joint venture between Telefónica Móviles and Portugal Telecom unified the operations of Tele Centro Oeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. as of April 14, 2003 under the “Vivo” brand.

HIGHLIGHTS	TCO has continuously generated positive net income, as evidenced by prudent management of shareholder resources.
NBT registered net profit of R$12.1 million in the second quarter 2003.
Intense commercial activity and strong promotional Mothers Day and Valentines Day campaigns caused TCO’s total client base to increase 23.3% compared to 2Q02.

OPERATING PERFORMANCE

Operating Data – TCO – Area 7
	2Q03	1Q03	Δ%	2Q02	Δ%
Total subscribers (thousand)	2,688	2,561	5.0%	2,200	22.2%
Postpaid	747	716	4.4%	625	19.5%
Prepaid	1,942	1,845	5.2%	1,575	23.3%
Analog	46	53	-13.3%	71	-35.2%
Digital	2,642	2,508	5.4%	2,129	24.1%
Estimated Market share (%)	69.7%	71.7%	-2.0p.p.	75.8%	-6.1p.p.
Net Additions (thousand)	128	92	39.0%	135	-5.3%
Postpaid	31	4	737.2%	36	-12.1%
Prepaid	96	88	9.4%	99	-2.8%
Churn in the quarter (%)	6.0%	4.1%	1.9p.p.	4.8%	1.2p.p.
ARPU (R$/month)	44	40	9.8%	43	3.6%
Postpaid	93	83	12.0%	92	1.1%
Prepaid	26	23	9.0%	23	10.2%
Total MOU (minutes)	105	105	-0.1%	109	-3.1%
Postpaid	201	197	2.3%	212	-4.9%
Prepaid	61	62	-3.1%	66	-8.6%
Employees	1,239	1,213	2.1%	1,136	9.1%
Client/Employee	2,170	2,111	2.8%	1,936	12.0%

Operating Data – NBT – Area 8
	2Q03	1Q03	Δ%	2Q02	Δ%
Total subscribers (thousand)	642	618	4.0	501	28.2%
Postpaid	145	144	0.6	123	17.7%
Prepaid	497	473	5.0	377	31.7%
Estimated Market share (%)	32.7%	34.3%	-1.6p.p.	35.5%	-2.8p.p.
Net Additions (thousand)	25	20	24.1	49	-50.2%
Postpaid	1	(4)	n.a.	12	-92.7%
Prepaid	24	24	-1.5%	37	-36.1%
Churn in the quarter (%)	8.5%	6.2%	2.3p.p.	5.9%	2.6p.p.
ARPU (R$/month)	39	39	-0.4%	37	5.2%
Postpaid	95	90	5.1	83	13.7%
Prepaid	23	23	-1.6%	22	2.7%
Total MOU (minutes)	105	108	-2.8%	107	-2.2%
Postpaid	223	224	-0.5%	223	0.2%
Prepaid	60	62	-3.0%	69	-12.9%
Employees	384	380	1.1	348	10.3%
Client/Employee	1,672	1,626	2.9	1,439	16.2%

HIGHLIGHTS

  Vivo has been concentrating on the implementation of a CDMA network (1xRTT), selective overlay of the TDMA coverage maintained by TCO, stabilization of capability and coverage of TDMA network, and development of new telecommunications services.

  “Vivo” has encouraged its operators to adopt commercially aggressive store lay-outs and service plans, as well as unifying the communication of its corporate websites, among other initiatives aimed at capturing synergies.

TCO has achieved systematic client base growth in its area of operations, specifically in the central west and north of Brazil plus the state of Maranhão at a pace that surpasses the national average.
In 2Q03, TCO’s net additions represented 8.8% of net additions in Brazil as registered by the Brazilian Telecommunications Agency (ANATEL)

  Retention and loyalty campaigns have contributed to the maintenance of TCO’s leadership in this new competitive environment, in particular due to the coverage and quality of service relative to the competition.

  TCO, in the second quarter of 2003, expanded its coverage, being present, cumulatively, in 540 municipalities and locations. At the end of 2Q03, TCO provided service to 366 municipalities and locations in its Area 7 operation, and 174 municipalities and locations in Area 8.

Average Revenue per User

Blended ARPU (average net revenue per user) in Area 7 has grown consistently, while ARPU in Area 8 has been stable, reflecting the respective economies in each region that have shown continuous GDP per capita growth mainly due to expansion of the agricultural sector in the central west and mining and exploration in the north of Brazil.

Wireless Penetration

The Company believes that wireless communication services still have plenty of room to grow, considering the advantage of mobility and new added services offered. The estimated wireless penetration rate in TCO’s areas of operation reached 25.4 per 100 residents in Area 7, where 3 wireless carriers operate, and 12.1 per 100 residents in Area 8, where 4 wireless carriers operate.

Human Resources	TCO has been efficient in its operations as measured by the clients per employee indicator that has increased each quarter.

FINANCIAL PERFORMANCE

Operating Revenue
R$ Million	2Q03	1Q03	Δ%	2Q02	Δ%
Subscription fees	36.0	33.7	6.9%	26.9	34.0%
Usage charges	291.7	263.5	10.7%	217.7	34.0%
National charges	278.1	250.5	11.0%	208.1	33.7%
Addition per call	9.3	5.7	64.2%	5.8	60.4%
DSL	4.3	7.3	-40.9%	3.8	12.2%
Network Usage charge	198.4	174.1	14.0%	159.1	24.7%
Other	6.1	5.3	15.5%	3.6	71.1%
Operating Revenue from service	532.2	476.5	11.7%	407.2	30.7%
Handset Sales	85.4	48.4	76.6%	75.2	13.5%
Gross Operating Revenue	617.6	524.9	17.7%	482.5	28.0%
Net Operating Revenue	488.7	413.1	18.3%	386.4	26.5%
Net operating revenues from telecommunication services	421.2	375.7	12.1%	325.7	29.3%
Net operating revenues from sales of merchandise	67.6	37.4	80.7%	60.7	11.4%

Revenue Performance

TCO’s Net Operating Revenue from Services grew 12.1% when compared to 1Q03 and 29.3% when compared to 2Q02. This performance is due to client base expansion and to increased revenue from interconnection, since the tariff readjustment in February 2003 had a full impact on 2Q03 -and only a partial impact in 1Q03.

Net Operating Revenue from Sales of Merchandise increased 80.7% in relation to 1Q03, a result of a higher sales volume in 2Q03 primarily following promotional Mother’s Day and Valentine’s Day campaigns and of the higher sales price of handsets due to a strategic repositioning that reduced subsidies.

Operating Cost
R$ Million	2Q03	1Q03	Δ%	2Q02	Δ%
Personnel	(26.1)	(22.7)	14.9%	(19.3)	35.4%
Cost of services	(90.7)	(88.4)	2.7%	(69.3)	31.0%
Leased lines	(9.7)	(8.6)	13.5%	(9.0)	7.9%
Network Usage Charges	(49.1)	(48.1)	2.0%	(34.4)	42.8%
Rent / Insurance / condominium fees	(3.4)	(2.6)	29.9%	(2.9)	15.6%
Others	(28.6)	(29.1)	-1.8%	(23.0)	24.3%
Cost of goods sold	(92.9)	(60.7)	53.1%	(79.8)	16.5%
Sales Expenses	(59.4)	(52.1)	14.0%	(43.4)	36.8%
Allowance for doubtful account	(14.9)	(9.5)	57.2%	(10.7)	39.7%
Marketing expenses	(11.5)	(9.8)	17.7%	(8.7)	31.9%
Commissions expenses	(13.4)	(10.5)	28.1%	(9.1)	47.4%
Third party services	(12.9)	(14.2)	-9.2%	(12.7)	1.2%
Others	(6.7)	(8.2)	-18.6%	(2.2)	206.0%
General and Administrative expenses	(28.3)	(29.3)	-3.3%	(19.5)	45.5%
Other operating revenue (expense)	6.0	1.9	215.5%	(2.0)	na
Total Operating Cost	(291.4)	(251.3)	16.0%	(233.2)	25.0%

Cost Performance

Cost of goods sold increased 53.1% when compared to 1Q03, growing less than revenue from sales of handsets (80.7%), as a result of a higher sales volume in 2Q03 primarily following Mother’s Day and Valentine’s Day campaigns. SAC decreased 16.4% in relation to 1Q03.

The 14.0% increase in sales expenses compared to 1Q03 is a result of higher marketing expenses due to the launch of the Vivo brand (non-recurring expenses) and of increased payment of sales commissions, linked to the higher sales volume in the quarter.

Bad Debt

Past due accounts represented 2.4% of gross revenues, flat when compared to the second quarter of 2002, due to the efforts to improve the postpaid client base and also to tighter credit control policies for dealers and corporate clients.

EBITDA

Strong EBITDA performance confirms the effective implementation of TCO’s strategic initiatives. Excluding the effect of handset sales, EBITDA in the second quarter of 2003 was R$ 222.6 million with an EBITDA margin of 52.9%, attractive when considering the increase in regional competition.

Depreciation	Depreciation and amortization amounted to R$ 48.9 million in the quarter. Depreciation is calculated based on the linear basis method, considering the useful life of assets.

Financial Results
R$ Million	2Q03	1Q03	Δ%	2Q02	Δ%
Financial Revenue	113.7	77.9	46.0%	53.5	112.5
Exchange variation	55.9	22.2	151.8%	(5.5)	n.d.
Other Financial Revenue	63.3	59.7	6.0%	61.0	3.8
(-) PIS / Cofins over Financial Revenue	(5.6)	(4.0)	40.0%	(2.0)	180.0
Financial Expense	74.4	50.6	47.0%	99.4	-25.2%
Exchange Variation*	(2.1)	-	-	53.1	n.d.
Other Financial Expense	19.5	25.6	-23.8%	61.8	-68.4%
Gains (Losses) on derivatives	57.0	25.0	128.0%	(15.4)	n.d.
Net Financial Revenue (expense)	39.3	27.3	44.0%	(45.9)	n.d.

*Exchange variation on foreign currency debt that includes the Brazilian Development Bank (BNDES) operation that is linked to a basket of currencies. – UMBNDES.
Financial Results

TCO’s net financial results mainly reflect the rise of the Real exchange rate against the US dollar. On June 30, 2003, TCO held an amount of US$ 93.5 million in exchange rate derivatives to hedge its foreign exchange denominated obligations. The effect of the Real appreciation on the derivatives also increase taxes on financial revenues.

Loan and Financing
R$ million	June 30, 2003
	Denominated	Denominated
	In foreign currency	In R$
Financial Institutions	324.7	194.4
Total	324.7	194.4

R$ million	June 30 2003	March 31, 2003	June 30, 2002
Short term	262.7	317	191.3
Long term	256.4	290	272.5
Total Indebtedness	519.1	608	463.8
Cash and Derivatives	(932.0)	(973)	(653.3)
Net Debt	(412.9)	(365)	(189.5)

Long Term Debt Payments Timetable
R$ million	Denominated	Denominated
	In foreign currency	In R$
2004	19.7	24.5
2005	39.3	49.0
After 2005	39.3	84.6
Total	98.3	158.1

Net Debt

On June 30, 2003, TCO had total debt of R$ 519.1 million (R$ 608.0 million on March 31, 2003) of which 62.5% was denominated in foreign currency (59.15% denominated in US Dollars and 3.4% indexed to a currency basket - an index used by the BNDES – Brazilian Development Bank). Derivative instruments hedged 87.1% of the debt denominated in US Dollars at the end of the quarter. Derivative instruments covered 82.4% of foreign currency debt. TCO held cash (R$ 53.2 million), financial investments (R$ 669.7 million), marketable securities (R$ 223.5 million), and assets and liabilities from derivative operations (R$ 14.4 million payable), resulting in a net cash position of R$ 412.9 million, characterizing a solid financial position.

Capital Expenditures	In the year to date, R$ 70.0 million was invested mainly in projects to expand the capacity of our services, to provide new services and to develop proprietary transmission routes.

TCO Awards	Best Brazilian Communication Company – InfoExame Magazine,
Best Brazilian Telecommunication Company –Forbes Brazil Magazine,
Best Brazilian Company in Social Responsibility Category – InfoExame Magazine,
Wireless service operator of the year – Telecom Yearbook,
TOP 10 – iBEST.
Corporate News

On April 10, 2003 Brazilian Telecommunications Agency – ANATEL- approved the transfer of interest ownership, owned by BID S.A., in the Capital Stock of Tele Centro Oeste Celular Participações S.A. to Telesp Celular Participações S.A.; On April 25, 2003, Tele Centro Oeste Celular Participações S.A. was informed by its controlling shareholder that the closing of the operation of exchange of controlling interest from the Company to Telesp Celular Participações S.A., according to the terms of the Preliminary Purchase and Sale Agreement of Shares and Purchase and Sale Agreement of Shares. The operation and the purchase by Telesp Celular Participações S.A. of shares representing a controlling interest in the Company have now been completed.

Subsequent Events

On July 6, 2003, the wireless operators implemented the Carriers Selection Code on national (VC2 and VC3) and international long distance calls, according to SMP rules. “Vivo’s operators no longer receive VC2 and VC3 revenues instead they receive interconnection revenues for the usage of their networks on such calls.

Tables to follow:

Table 1: TCO Consolidated Income Statement
Table 2: TCO Consolidated Balance Sheet

Contacts:

Edson Menini – Investor Relations Adviser Emenini@vivo.com.br (55 11) 3059 7975	Fabiola Michalski – Investor Relations fmichalski@vivo.com.br (55 11) 3059 7975

Elaborated by:

Arthur Fonseca – Shareholder Relations and Public Information Adviser
arthur.fonseca@vivo.com.br
(55 11) 3059 7481

More information is available on our website: http://www.tco.com.br/vivo

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates”, "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCO operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCO does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TCO CONSOLIDATED INCOME STATEMENT
(Corporate Law)

	2Q03	1Q03	2Q02	Total
In R$ million				jun-03	jun-02
Total gross operating revenues	617.6	524.9	482.5	1,142.5	896.9
Deductions from gross operating revenues	(128.9)	(111.8)	(96.1)	(240.7)	(180.5)
Net operating revenues from telecommunication
services	421.2	375.7	325.7	796.8	622.6
Net operating revenues from sales of equipment	67.6	37.4	60.7	104.9	93.8
Total net operating revenues	488.7	413.1	386.4	901.8	716.4
Operating Costs	(291.4)	(251.3)	(233.2)	(542.7)	(415.5)
Personnel	(26.1)	(22.7)	(19.3)	(48.8)	(38.0)
Cost of services	(90.7)	(88.4)	(69.3)	(179.1)	(128.5)
Cost of equipment sold	(92.9)	(60.7)	(79.8)	(153.6)	(122.4)
Selling expenses	(59.4)	(52.1)	(43.4)	(111.5)	(84.1)
General and administrative expenses	(28.3)	(29.3)	(19.5)	(57.6)	(40.4)
Other operating income (expenses) net	6.0	1.9	(2.0)	7.9	(2.1)
Earnings before interest. tax. depreciation
amort. and equity - EBITDA	197.3	161.8	153.2	359.1	300.8
Depreciation and amortization	(48.9)	(46.6)	(38.0)	(95.5)	(75.5)
Operating income before interest. tax and equity
consolidation - EBIT	148.4	115.2	115.2	263.6	225.4
Net interest income (loss)	39.3	27.3	(43.9)	(66.6)	(36.7)
Operating income	187.7	142.5	71.4	330.2	188.7
Net non-operating income / expenses	(4.9)	(5.0)	(5.2)	(9.9)	(11.0)
Income before taxation	182.8	137.5	66.2	320.3	177.7
Income and social contribution taxes	(60.8)	(43.5)	(19.4)	(104.3)	(54.3)
Participation of minority shareholders	(2.1)	(1.8)	1.8	(3.9)	(3.0)
Reversal of interest on own shareholders´
equity	--	--	40.7	--	40.7
Net income (loss) for the period	119.9	92.2	89.3	212.1	161.2

TABLE 2: TCO CONSOLIDATED BALANCE SHEET
(Corporate Law)

(In R$ millions)	Corporate Law
	30-Jun-03	31-Dec-02
ASSETS
Current Assets	1,390	1,313
Cash and cash equivalents	723	159
Net accounts receivable	279	228
Debentures	224	712
Inventory	35	48
Taxes deferred and receivable	115	111
Prepaid expenses	5	5
Operations with derivatives	--	38
Other assets	9	12

Non Current Assets	89	120
Credit with affiliate company	42	40
Taxes deferred and receivable	29	48
Operations with derivatives	1	15
Judicial deposits	13	13
Other assets	4	4

Permanent Assets	903	931
Investments	5	8
Property, plant and equipment, net	869	891
Deferred assets	29	32

Total Assets	2,382	2,365

TABLE 2: TCO CONSOLIDATED BALANCE SHEET
(Corporate Law)

(In R$ millions)	Corporate Law
	30-Jun-03	31-Dec-02
LIABILITIES
Current Liabilities	558	715
Payroll and related accruals	11	9
Accounts payable	131	154
Taxes and contributions payable	101	108
Interest on net worth and dividends payable	22	103
Loans and financing	263	325
Operations with derivatives	12	2
Other liabilities	18	14

Non Current Liabilities	368	407
Loans and financing	256	303
Provision for contingencies	101	99
Taxes and contributions payable	6	4
Operations with derivatives	4	--
Other liabilities	1	1

Minority Shareholders	23	24

Shareholders’ Equity	1,433	1,219
Share capital	570	534
Goodwill special reserve	863	685

Total Liabilities	2,382	2,365

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Director of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.